Exhibit 99.7

UNITED UTILITIES CONTRACT SOLUTIONS PRESENTATION

United Utilities’ infrastructure management business, United Utilities Contract Solutions, is today giving a presentation, which includes details on its contract with Northern Gas Networks. The presentation is taking place at 9.00am in the Park Plaza Hotel, Boar Lane, City Square, Leeds LS1 5NS.

Managing Director of United Utilities Contract Solutions, Gordon Waters, said:

“The United Utilities Contract Solutions business is very much about leveraging our core skills, essentially doing for other people what we do for our own regulated businesses, ensuring limited risk diversification for the group.

“We feel that United Utilities Contract Solutions has three main advantages in the infrastructure management outsourcing space. Our size means we benefit from economies of scale, the range of contracts we have enables us to exchange best practice across the United Utilities group, and the disciplines of working within a contractual framework ensure that the business is very performance focused.

“Our extensive experience has improved our commercial skills set, enabling us to consolidate our position as the UK’s leading utility infrastructure outsourcing company. We’re also well placed to pursue other infrastructure outsourcing opportunities, particularly in the public service monopoly space, and possibly beyond utilities, providing for good future prospects.”

The presentation, together with further information on United Utilities, can be found on the company’s web site at: http://www.unitedutilities.com.

United Utilities' Contacts:

For further information please contact:

Gordon Waters, Managing Director United Utilities Contract Solutions	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	+44 (0) 20 7307 0309

 Notes

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility businesses, through outsourcing contracts, and is now involved in the operation or management of assets representing around 35 per cent of the UK water industry’s asset base. The business has contracts with Welsh Water, Scottish Water, British Gas Trading, Southern Water, Thurrock Council and Northern Gas Networks and now serves a population of over 17 million in the UK.